UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 35699 / July 29, 2025

_____

In the Matter of
:
:
:
LORD ABBETT CREDIT OPPORTUNITIES FUND   :
LORD ABBETT FLEXIBLE INCOME FUND   :
LORD ABBETT MUNICIPAL OPPORTUNITIES FUND   :
LORD ABBETT CORPORATE OPPORTUNITIES FUND   :
LORD, ABBETT & CO. LLC   :
LORD ABBETT FIF ADVISOR LLC   :
LORD ABBETT DISTRIBUTOR LLC   :
30 Hudson Street   :
Jersey City, NJ 07302   :
                                                         :
(812-15720)   :
                                                         :
_____

ORDER UNDER SECTIONS 6(c) AND 23(c)(3) OF THE INVESTMENT COMPANY ACT
OF 1940 (THE "ACT") GRANTING AN EXEMPTION FROM CERTAIN PROVISIONS OF
RULE 23c-3 UNDER THE ACT

Lord Abbett Credit Opportunities Fund, et al. filed an application on March 12, 2025, and an
amendment to the application on May 14, 2025. Applicants requested an order under sections
6(c) and 23(c)(3) of the Act for an exemption from certain provisions of rule 23c-3 to permit
certain registered closed-end investment companies to make repurchase offers on a monthly
basis in an amount no less than 2% of the common shares outstanding, but in no event for an
amount less than 5% or more than 25% of such shares during any three-month period.

On July 1, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35663). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the proposed purchases will be made in a manner or on a basis which does
not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Accordingly, in the matter of Lord Abbett Credit Opportunities Fund, Lord Abbett Flexible Income Fund, Lord Abbett Municipal Opportunities Fund, Lord Abbett Corporate Opportunities Fund, Lord, Abbett & Co. LLC, Lord Abbett FIF Advisor LLC, and Lord Abbett Distributor LLC (File No. 812-15720),

IT IS ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from certain provisions of rule 23c-3 is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.